TOKEN METRICS INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2019

TOKEN METRICS INC.
Table of Contents
December 31, 2019

INDEPENDENT AUDITORS' REPORT

To the Board
TOKEN METRICS INC.
7600, Chevy Chase Drive, Suite 300, Austin, Texas 78752

We have audited the accompanying financial statements of Token Metrics Inc. which comprise the Balance Sheet as of December 31, 2019, and the related Statements of Revenues, Expenses and Changes in Fund Balances, and Cash Flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Token Metrics Inc., as of December 31, 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The entity has not estimated the remaining lives and replacement costs of the common property and, therefore, has not presented information about the estimates of future costs of major repairs and replacements that will be required in the future that accounting principles generally accepted in the United States of America has determined is required to supplement, although not required to be a part of, the basic financial statements. Such missing information, although not a part of the basic financial statements, is required by the Financial Accounting Standards Board, who considers it to be an essential part of financial reporting for placing the basic financial statements in an appropriate operational, economic, or historical context. Our opinion on the basic financial statements is not affected by this missing information.

DocuSigned by:

Vick Bathija, CPA

FBFA7D7ED93145E...

Vick Bathija, CPA

V. BATHIJA & ASSOCIATES CPA, PLLC

8/2/2021

_____

Date

TOKEN METRICS INC.
Balance Sheet
As of December 31, 2019

ASSETS

	$
CURRENT ASSETS	
Cash and Cash Equivalents	18,615
Total Current Assets	18,615
FIXED ASSETS	
Property Plant & Equipment	33,033
Total Current Assets	33,033
OTHER ASSETS	
Due (to)/from Global Networking Solutions Limited	3,000
TOTAL ASSETS	**54,648**

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Investments received	11,000
Other Current Liabilities	238,606
Total Stockholders' Equity	249,606
STOCKHOLDERS' EQUITY	
Member's Contribution (Net)	1,382,711
Retained Earnings (Deficit)	(1,577,669)
Total Stockholders' Equity	(194,958)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**54,648**

TOKEN METRICS INC.
Statements of Income/ (Loss)
As of December 31, 2019

	$
INCOME	
Sales Revenue	162,592
Amazon Affiliate Income	26
Interest Income	15
Other Income	520
Total Income	163,154
EXPENSES	
Cost of Goods Sold	10
Affiliate	277
Auto Lease Expense	1,894
Bank & ATM Fee Expense	13,139
Business Meals Expense	22,142
Client Entertainment	8,797
Computer Equipment Expense	1,106
Equipment Expense	805
Facility & Utilities Expense	1,963
Gas & Auto Expense	90
Gifts Expense	851
Independent Contractor Expense	544,505
Insurance Expense - Business	14,300
Insurance Expense - Health	6,492
Interest Expense	4,309
License & Fee Expense	175
Marketing & Advertising Expense	140,593
Merchant Fees Expense	2,362
Office Kitchen Expense	332
Office Supply Expense	2,021
Parking & Tolls Expense	91
PayPal Fees	28
Phone & Internet Expense	13,498
Postage & Shipping Expense	675
Professional Service Expense	49,821
Publication/Subscription Expense	220
Recruiting & HR Expense	296
Rent or Lease Expense	1,394
Software & Web Hosting Expense	61,149
Taxes Paid	450
Training & Education Expense	1,581
Travel & Transportation Expense	80,847
Total Expenses Before	
Depreciation & Amortization	976,213
NET PROFIT/ (LOSS) BEFORE	(813,060)
DEPRECIATION AND AMORTIZATION	
Depreciation Expense	-
NET PROFIT/ (LOSS) FOR THE YEAR	**(813,060)**

TOKEN METRICS INC.
Statements of Retained Earnings
For the year ended December 31, 2019

	$
Retained Earnings (Deficit) - Beginning of Year	(764,609)
Net Profit/ (Loss) for the Year	(813,060)
Retained Earnings (Deficit) - End of Year	(1,577,669)

TOKEN METRICS INC.
Statements of Cash Flow
For the year ended December 31, 2019

	$
Cash Flows From Operating Activities	
Net Profit	(813,060)
Decrease (Increase) in operating liabilities:	
Other current assets	(3,000)
Other current liabilities	3,093
Net cash (used) provided by operating activities	**(812,967)**
Cash Flows From Investing Activities	
Change in investments	(30,671)
Property Plant & Equipment purchased	(4,186)
Net cash (used) provided by operating activities	**(34,857)**
Cash Flows From Financing Activities	
Change in shareholders distributions	857,169
Net cash used by	
financing activities	**857,169**
Decrease in Cash and Cash Equivalents	**9,346**
Cash and Cash Equivalents	
at Beginning of Year	**9,269**
Cash and Cash Equivalents	
at End of Year	**18,615**

TOKEN METRICS INC.
Notes to Financial Statements
December 31, 2019

Note 1   Organization

Token Metrics Inc. is a regular publication of information, analysis, and commentary focused primarily on blockchain technology and business, cryptocurrency, blockchain-based tokens, market trends and trading strategies.

Note 2   Summary of Significant Accounting Policies

Accounting Method

Token Metrics Inc. prepares its financial statements on the accrual basis. Revenues are recorded in the year earned and expenses are recognized when the obligation is incurred.

Revenue Recognition

Revenue for fixed-price contracts and independant contractors is recognized using number of hours worked as per the timesheets given by the employees. The company uses judgement to estimate the future cost-to-completion of the contracts which is used to determine degree of completion of the performance obligation.

Cash and Cash Equivalents

Cash and cash equivalents consist of balances with banks which are unrestricted for withdrawal and usage.

Use of Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Note 3   Property, Plant & Equipment

Property, Plant and Equipment consists of computer equipments as follows:

Opening balance as on Dec 31, 2018	$	28,847
Add: Purchases made during the year 2019	$	4,186
Closing balance as on Dec 31, 2019	$	33,033

Note 4   Global Networking Solutions

Global Networking Solutions is a part of 100X Advisors which is the consulting firm to Token Metrics Inc. and provides consulting services to Token Metrics Inc.
Due (to)/from Global Networking Solutions Limited for $3,000 represents intercompany transactions for formation costs incurred for 100X Advisors.

Note 5   Investments received

Investments received represents equity investments for $ 6,000 and $ 5,000 made by Ugonamix LLC and Konstantin Olabountou respectively for legal and operational costs of the company.

Note 6   Member's Contribution (Net)

Member's contribution (net) represents contribution made by the member net of drawings.

Note 7   Other Current Liabilities

Other current liabilities represents balances payable of various credit cards owned by the company.

Note 8   Tax Expense

Tax expenses for the year ended December 31, 2019 were $450.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board
TOKEN METRICS INC.
7600, Chevy Chase Drive, Suite 300, Austin, Texas 78752

We have audited the financial statements of Token Metrics Inc. as of and for the year ended December 31, 2019, and our report thereon dated July 23, 2021, which expressed an unqualified opinion on those financial statements, appears on Page 1. Our audits were performed for the purpose of forming an opinion on the financial statements as a whole. The schedule of budget with actual operating amounts, which is the responsibility of the entity's management, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information, except for the portion marked "unaudited" was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. That information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, that information is fairly stated in all material respects in relation to the financial statements as a whole. The information marked "unaudited" has not been subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we do not express an opinion or provide any assurance on it.

DocuSigned by:
Vick Bathija, CPA
FBFA7D7ED93145E...

8/2/2021

Vick Bathija, CPA **Date**
V. BATHIJA & ASSOCIATES CPA, PLLC